SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Commission File Number: 000-35571

Gold Standard Ventures Corp.
(Translation of registrant's name into English)

Suite 610 - 815 West Hastings Street,
Vancouver, B.C., Canada V6C 1B4
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F [   ] Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [   ]

Indicate by check mark if the registrant is "submitting" the Form 6-K in paper as permitted by Regulation S-T "Rule" 101(b)(7) [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gold Standard Ventures Corp.
(Registrant)

By:	/s/ Glenn Kumoi
Name:	Glenn Kumoi
Title:	VP General Council & Corporate secretary

Dated: May 11, 2018

EXHIBITS

Exhibit 99.1	Condensed Interim Consolidated Financial Statements (Unaudited) for the Three Months ended March 31, 2018.
Exhibit 99.2	Management Discussion and Analysis for the Three Months ended March 31, 2018.